Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Nine Months Ended September 30, 2005
Earnings:
Income before income taxes(1)	$473
Adjustments:
Net interest expense(2)	76
Amortization of capitalized interest	12
Portion of rental expense representative of interest	3
Income of affiliates	3
Minority interest in net income of affiliates	248

Fixed Charges:	$815

Net interest expense(2)	76
Capitalized interest	26
Portion of rental expense representative of interest	3

$105

Ratio of earnings to fixed charges	7.8

(1)	Income from continuing operations before income tax expense, minority interest and equity income (loss) of affiliates, net of Minority interest in income of subsidiaries.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.